SCHEDULE 13G
CUSIP No. 92540K109		Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   ) *

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

92540K109**

(CUSIP Number)

July 22, 2024

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the common shares. CUSIP number 92540K109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing ten (10) common shares, which are quoted on the New York Stock Exchange under the symbol “VTMX”.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 92540K109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 36,759,047 (1)
	6	SHARED VOTING POWER 7,489,528 (2)
	7	SOLE DISPOSITIVE POWER 36,759,047 (1)
	8	SHARED DISPOSITIVE POWER 7,489,528 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,248,575
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.00% (3)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

These 36,759,047 common shares of Corporación Inmobiliaria Vesta, S.A.B. de C.V (the “Issuer”) include 17,467,120 ordinary shares represented by 1,746,712 American Depositary Shares (“ADSs”), each ADS representing ten (10) ordinary shares.

(2)	These 7,489,528 common shares of the Issuer include 3,808,870 ordinary shares represented by 380,887 ADSs, each ADS representing ten (10) ordinary shares.
(3)	Based on 884,486,436 common shares outstanding as of December 31, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 19, 2024.

SCHEDULE 13G
CUSIP No. 92540K109		Page 3 of 5 Pages

Item 1(a). Name of Issuer.

Corporación Inmobiliaria Vesta, S.A.B. de C.V

Item 1(b). Address of Issuer’s Principal Executive Offices.

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las, Lomas,

Cuajimalpa, C.P. 05210, Mexico City, United Mexican States

Item 2(a). Name of Persons Filing.

GIC Private Limited (“GIC”)

Item 2(b). Address of Principal Business Office or, if none, Residence.

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c). Citizenship.

GIC Private Limited – Republic of Singapore

Item 2(d). Title of Class of Securities.

Common shares, no par value

Item 2(e). CUSIP Number.

92540K109

Item 3. If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Voting Power		Dispositive Power
			Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)
GIC Private Limited	44,248,575	5.00	36,759,047	7,489,528	36,759,047	7,489,528

SCHEDULE 13G
CUSIP No. 92540K109		Page 4 of 5 Pages

(1)

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 36,759,047 securities beneficially owned by it. GIC shares power to vote and dispose of 7,489,528 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2)	GIC disclaims membership in a group.

(3)	Based on 884,486,436 common shares outstanding as of December 31, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 19, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 92540K109		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang
Name: Diane Liang
Title: Senior Vice President
Date: July 29, 2024

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President
Date: July 29, 2024